SEC Mail
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FEB 26 2009

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AB
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UNI
SECURITIES AND
Washi

09057630

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51581 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cornerstone Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Metro Place
(No. and Street)

| Dublin | OH | 43017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew E. Kraus — (614) 761-3812
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

| 10 West Broad Street | Columbus | OH | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Andrew E. Kraus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Capital Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Treasurer, and FinOp
Title

Notary Public

Deborah S. Leppert
Notary Public-State of Ohio
My Commission Expires
April 11, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CORNERSTONE CAPITAL CORPORATION**
Dublin, Ohio

**FINANCIAL STATEMENTS**
December 31, 2008 and 2007

CORNERSTONE CAPITAL CORPORATION

Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of December 31, 2008 contained in the schedules of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 23, 2009

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 1,227,666 | $ 1,020,537 |
| Receivables from related parties: | | |
| Cornerstone Capital Partners Corporation | 1,491,249 | 1,633,014 |
| Cornerstone International, Inc. | 161,986 | 161,986 |
| Piano Credit Company | 265,250 | 261,536 |
| Furniture and equipment, at cost less accumulated depreciation | 14,443 | 10,046 |
| Remarketing fee receivable | 22,542 | -- |
| Equity securities owned | 7,413 | 8,910 |
| Debt securities owned | 26,134 | -- |
| Total assets | $ 3,216,683 | $ 3,096,029 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accrued tax expense | $ 65,966 | $ 110,399 |
| Accrued compensation expense and other liabilities | 90,985 | 66,112 |
| Total liabilities | 156,951 | 176,511 |
| Stockholder's equity | | |
| Common stock - no par value; 850 shares authorized, issued and outstanding | -- | -- |
| Additional paid-in capital | 345,989 | 345,989 |
| Retained earnings | 2,713,743 | 2,573,529 |
| Total stockholder's equity | 3,059,732 | 2,919,518 |
| Total liabilities and stockholder's equity | $ 3,216,683 | $ 3,096,029 |

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF INCOME
Years ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| **Fees and other revenue** | | |
| Underwriting fees | $ -- | $ 493,525 |
| Remarketing fees | 305,395 | 456,121 |
| Advisory fees | 774,138 | -- |
| Interest income | 6,715 | 34,982 |
| Unrealized gain (loss) on equity securities owned | (1,497) | 5,610 |
| Total revenue | 1,084,751 | 990,238 |
| **Expenses** | | |
| Personnel | 574,355 | 566,423 |
| General and administrative | 139,528 | 98,336 |
| Rent | 61,658 | 66,686 |
| Specific deal expenses | 20,786 | 12,680 |
| Legal expense | 3,748 | 51,819 |
| State and local taxes | 5,006 | 10,369 |
| Marketing | 88,685 | 97,610 |
| Total expenses | 893,766 | 903,923 |
| Income before income taxes | 190,985 | 86,315 |
| Income tax expense | 50,771 | 26,754 |
| **Net income** | $ 140,214 | $ 59,561 |

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2008 and 2007

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at January 1, 2007 | 850 | $ 345,989 | $ 2,513,968 | $ 2,859,957 |
| Net income | -- | -- | 59,561 | 59,561 |
| Balances at December 31, 2007 | 850 | $ 345,989 | $ 2,573,529 | $ 2,919,518 |
| Net income | -- | -- | 140,214 | 140,214 |
| Balances at December 31, 2008 | 850 | $ 345,989 | $ 2,713,743 | $ 3,059,732 |

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 140,214 | $ 59,561 |
| Adjustments to reconcile net income to net cash from operating activities | | |
| Depreciation | 4,938 | 6,074 |
| (Gain)/loss from equity securities owned | 1,497 | (5,610) |
| Net change in receivables and other assets | (22,542) | -- |
| Net change in accrued taxes and expenses | (19,560) | 44,470 |
| Investment in securities owned | (26,134) | -- |
| Net cash from operating activities | 78,413 | 104,495 |
| **Cash flows from investing activities** | | |
| Purchases of furniture and equipment | (9,335) | (5,972) |
| Net change in: | | |
| Receivable from related parties: | | |
| Cornerstone Capital Partners Corporation | 141,765 | (325,036) |
| Piano Credit Company | (3,714) | (813) |
| Net cash from investing activities | 128,716 | (331,821) |
| Net change in cash and cash equivalents | 207,129 | (227,326) |
| Cash and cash equivalents at beginning of year | 1,020,537 | 1,247,863 |
| Cash and cash equivalents at end of year | $ 1,227,666 | $ 1,020,537 |
| Supplemental Disclosure: | | |
| Amounts paid in cash for income taxes | $ 75,000 | $ -- |

See accompanying notes to financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Capital Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financing services through credit tenant leases, synthetic leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements include the accounts of the Company, a wholly-owned subsidiary of CII. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents: For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. Substantially all of the Company's cash is maintained in two unrelated banking institutions, exceeding the $250,000 limit insured by the Federal Deposit Insurance Corporation.

Revenue Recognition: The Company receives fees for arranging or providing financing services. Underwriting, advisory and remarketing fees received, net of pass-through items, are recognized as income at the time financing or remarketing is complete and payment is substantially received. Deal specific expenses related to underwriting, remarketing and other are expensed when incurred.

Securities owned: Debt and equity securities owned are stated at fair value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, and industry acceptable valuation methods such as discounted cash flow analysis depending upon the underlying security. The securities owned balance of $26,134 has a maturity date of June 1, 2024 and an initial cost of $26,134.

(Continued)

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment: Furniture and equipment is stated at cost less accumulated depreciation of $87,157 and $82,218 at December 2008 and 2007, respectively, and is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes: The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax rates. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), issued July 2006, was effective as of January 1, 2007. The Company has elected to defer adoption of FIN 48, in accordance with the provisions of FASB Staff Position No. FIN 48-3, which permits certain nonpublic enterprises to delay adoption until fiscal years beginning after December 15, 2008. Upon adoption of FIN 48, the Company will recognize a tax benefit only if it is more likely than not the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized will be the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit will be recorded. Currently, the Company accounts for contingencies associated with certain tax positions in accordance with SFAS No. 5, Accounting for Contingencies, which provides the recording of a contingency based on the probability of certain events to transpire that range from probable to remote as opposed to applying a more likely than not recognition threshold.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now any such matters that would have a material effect on the financial statements.

(Continued)

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements: In September, 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement was originally effective for fiscal years beginning after November 15, 2007. On October 10, 2008, the FASB issued FASB Staff Position ("FSP") 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active.* This FSP does not change existing GAAP, but seeks to clarify how to consider various inputs in determining fair value under current market conditions consistent with the principles of SFAS 157. FSP 157-3 was effective upon issuance. The impact of adoption of SFAS No. 157 on January 1, 2008 and adoption of FSP 157-3 on October 10, 2008 were not material to the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The fair value option permits companies to choose to measure eligible items at fair value at specified election dates. Subsequent changes in fair value must be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management has not elected the fair value option for any financial assets or financial liabilities.

## NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company considers its required net capital to be the greater amount of $250,000 or 6 2/3% of aggregate indebtedness, which would be the minimum requirement if it carried customer accounts. At December 31, 2008 and 2007, the Company had net capital of $1,099,558 and $844,026, which was $849,558 and $594,026 in excess of required net capital, respectively. At year-end 2008, the Company's ratio of aggregate indebtedness to net capital was 14%.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

(Continued)

## NOTE 4 – INCOME TAXES

A reconciliation of recorded Federal income taxes to the expected expense computed by applying the Federal statutory rate of 34% to the net income is as follows:

| | 2008 | 2007 |
|---|---|---|
| Expected expense at statutory rate | $ 65,677 | $ 29,022 |
| State and local income taxes | 5,006 | 3,525 |
| Other | (19,912) | (5,793) |
| Total | $ 50,771 | $ 26,754 |

At December 31, 2008 and 2007, the Company's deferred tax assets and liabilities consisted of a deferred tax liability of $2,947 and $1,829 related to furniture and equipment depreciation. At December 31, 2008, the Company had Federal income tax payables of $58,364 and state and local tax payables of $7,602.

## NOTE 5 – RELATED PARTY TRANSACTIONS

The Company provides services, in the form of personnel and management services, to several related entities within CII. The Company only recognizes revenue to the extent actual cash is received, or will be received, from these related entities for the services provided. The related compensation expense to the employees providing the service is recognized by the Company, regardless of whether any revenue is recognized.

The Company has receivables from three related entities within CII. The receivables are due on demand and totaled $1,918,485 and $2,056,536 at December 31, 2008 and 2007 respectively.

The Company's officers formed GAP Leasing, LLC, which leases the Company two automobiles used by the officers. GAP Leasing, LLC is owned by certain stockholders of CII. The officers reduced their salaries by the amount of the lease payments, resulting in no net effect to the Company's net income. As of December 31, 2008, GAP Leasing, LLC was terminated with its assets sold to the officers.

## NOTE 6 - LEASE PAYMENTS

The Company entered into a lease for office space in 2003 which had an initial term that expired in July 2008. During 2008, the lease terms were amended and the lease was extended to July 2010 with an average monthly base rent of $2,930. Rent expense for 2008 and 2007 was $61,658 and $66,686 respectively.

(Continued)

## NOTE 7 – CONTINGENCIES

The Company was being sued by a former employee who was a director and shareholder. This former employee terminated his employment with the Company in 2005, and as a result forfeited 93 shares of class B common stock of CII issued to him. The complaint alleges the CII materially misrepresented the terms of the articles of incorporation of CII and breached its employment agreement with plaintiff, and thus defrauded and breached a fiduciary duty to plaintiff. Management believed the claims were completely without merit and defended the allegations vigorously. CII and the Company settled the suit by buying the forfeited shares in 2008 for $500,000 when the cost of the settlement was less than the cost of continued successful defense, with a confidential agreement in which the parties agree not to assert that any of the claims have any merit or even a factual basis. Accordingly, the settlement was recorded in 2008. Specifically, the Company's required portion of the settlement was to purchase a debt security from the plaintiff for $26,456.

## NOTE 8 - FAIR VALUE

Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

The fair values of securities owned are determined by using an appropriate discount to estimate the present value of future cash flows (Level 3 inputs).

(Continued)

**NOTE 8 - FAIR VALUE** (Continued)

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

| | Fair Value Measurements at December 31, 2008 Using | | |
|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level One) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | |
| Equity securities owned | $ 7,413 | $ -- | $ -- |
| Debt securities owned | -- | -- | 26,134 |

The table below presents a reconciliation and income statement classification of gains and losses for debt securities owned measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

| | |
|---|---|
| Beginning balance, January 1, 2008 | $ -- |
| Transfers in and/or out of Level 3 | 26,134 |
| Ending balance, December 31, 2008 | $ 26,134 |

The table below summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 debt securities owned that are still held at December 31, 2008.

| | |
|---|---|
| Interest income | $ 1,251 |
| Other changes in fair value | -- |
| Total | $ 1,251 |

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2008

| | |
|---|---|
| **Net capital** | |
| Total stockholder's equity | $ 3,059,732 |
| **Deductions and other charges** | |
| Nonallowable assets: | |
| Furniture and equipment, net | 14,443 |
| Receivables from affiliates | 1,918,485 |
| Debt securities owned | 26,134 |
| Total nonallowable assets | 1,959,062 |
| Net capital before haircuts | 1,100,670 |
| Haircuts | 1,112 |
| Net capital | $ 1,099,558 |
| **Aggregate indebtedness** | |
| Items included in the statement of financial condition | |
| Accrued expenses and other liabilities | 156,951 |
| Aggregate indebtedness | $ 156,951 |
| Ratio: Aggregate indebtedness to net capital | 14% |
| **Computation of basic net capital requirement** | |
| Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000) | $ 250,000 |
| Net capital | 1,099,558 |
| Excess net capital | $ 849,558 |
| Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness) | $ 1,083,863 |
| **Reconciliation with the Company's Computation** | |
| Net capital, as reported in Company's unaudited FOCUS report | $ 1,072,897 |
| Audit adjustments for classification (1) | 22,843 |
| Audit adjustment for accrual (2) | (2,182) |
| Net capital, per above computation | $ 1,099,558 |

(1) Audit adjustments related to classification of allowable versus nonallowable assets.
(2) Audit adjustment related to accrual adjustment.

CORNERSTONE CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2008

State the market valuation and the number of items of:

| | |
|---|---|
| 1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. | $ None |
| A. Number of items | None |
| 2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ None |
| A. Number of items | None |

CORNERSTONE CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2008

| | |
|---|---|
| **CREDIT BALANCES** | |
| Free credit balances and other credit balances in customers' security accounts | $ -- |
| Customers' securities failed to receive | -- |
| Credit balances in firm accounts, which are attributable to principal sales to customers | -- |
| Other | -- |
| TOTAL CREDIT ITEMS | $ -- |
| **DEBIT BALANCES** | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3 | $ -- |
| TOTAL DEBIT ITEMS | $ -- |
| **RESERVE COMPUTATION** | |
| Excess of total debits over total credits | $ -- |
| Required deposits | $ -- |
| Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2008 | $ -- |

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the FOCUS Report filed by the Company dated December 31, 2008.

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation (the "Company"), a wholly-owned subsidiary of Cornerstone International, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

(Continued)

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in a accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 23, 2009